

October 12, 2023

Junsei Ryu
Chairman and CEO
TOYO Co., Ltd
Tennoz First Tower F5, 2-2-4
Higashi-shinagawa, Shinagawa-ku
Tokyo, Japan 140-0002

> **Re: TOYO Co., Ltd**
> **Draft Registration Statement on Form F-4**
> **Submitted September 15, 2023**
> **CIK No. 0001985273**

Dear Junsei Ryu:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus
The Parties to the Transaction
TOYO Solar, page 29

1.   Please revise to clearly state that TOYO Solar is an early-stage company.

Interests of BWAQ's Directors and Officers in the Transaction, page 40

2.   We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

<u>Foreign Private Issuer, page 42</u>

3.   We note your cross-reference to a risk factor titled "PubCo will qualify as a foreign private issuer..." There does not appear to be a risk factor with that title. Please revise for consistency.

<u>Controlled Company, page 43</u>

4.   We note your disclosure on page 210 that Fuji Solar and Junsei Ryu, the Chairman and CEO of PubCo, will beneficially own up to 94.9% of the shares immediately after the closing of the transactions. Wherever you note that Fuji Solar will control "a majority" of the voting power of PubCo's outstanding ordinary shares, please revise to provide the specific ownership amount. In addition, please also identify your Chairman and CEO as a controlling shareholder. Further, please revise the cover page to disclose that Fuji Solar and Junsei Ryu will be controlling shareholders.

<u>Risk Factors</u>
<u>Extreme weather conditions and natural disasters may adversely affect our operations, page 59</u>

5.   We note your risk factor that your supply chain may be impacted by extreme weather. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

<u>Proposal No. 1 - The Business Combination Proposal</u>
<u>Target Search, page 106</u>

6.   Please discuss any further communications, if any, between BWAQ and Candidate Two between the June 2022 discussion and the July 7, 2023 letter from the Candidate terminating any interest in a proposed business combination.

7.   Please identify the legal entity name of "R&C."

<u>Certain Projected Financial Information, page 119</u>

8.   Please address the following with regard to the table of projected information on page 121:
   • Disclose and explain the bases for and the nature of the material estimates and assumptions that underlie the line items presented in the table. Please ensure that the level of detail provided is sufficient for an investor to evaluate and understand the reasonableness of the estimates, assumptions, uncertainties and/or variables underlying the projections as well as the inherent limitations on the reliability of the projections in order to make informed voting and investment decisions.
   • We note the projected revenue significantly increases in 2024. Please revise your disclosure to clearly describe the basis for projecting this revenue growth, specifically, the basis for the projected sales for each year in the forecast period and the factors or contingencies that would affect such growth ultimately materializing.

For example, please clarify whether these projections assume any new market entrants during this period or take into account macroeconomic factors.

- You disclose that "TOYO Solar's management provided to BWAQ and Primary Capital, its non-public, four-year internal financial forecasts regarding TOYO Solar's anticipated future operations for fiscal 2023 through fiscal 2026. The financial forecasts provided to Primary Capital were developed following a process in which TOYO Solar provided draft forecasts to BWAQ's management for review. As part of the review process, BWAQ's management suggested certain modifications in the financial model underlying the forecasts and this process ultimately led to the development of the financial forecasts provided to Primary Capital." Please describe in more detail the process undertaken to formulate the forecasts and the parties who participated in the preparation of the forecasts. Explain and quantify the adjustments that BWAQ's management made to the initial forecasts provided by TOYO and the reasons for the adjustments.

Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 139

9. Your first bullet point concerning the pro forma statements of operations states that the TOYO Solar statement of operations is presented from inception on November 8, 2022 through December 31, 2023. Please clarify if this should be December 31, 2022.

Unaudited Pro Forma Combined Balance Sheet as of March 31, 2023, page 142

10. Please clarify adjustment (d) given that the balance sheet reflects adjustments of $5.7 million, but note d on page 144 refers to $4.2 million.

Notes and adjustment to Unaudited Pro Forma Condensed Combined Statement of Operations, page 146

11. Please revise adjustment (b) to also include the calculation of the weighted average shares for the maximum redemption scenario.

12. In a related matter, please revise adjustment (b) to add notation to the pro formas concerning the possible changes in shares related to the Sponsor Earnout Equities detailed on page 99.

Information Related to TOYO Solar, page 181

13. We note your intentions to eventually construct your own wafer slicing plant. Please clarify whether this plant is intended to be located within the United States or elsewhere.

5. Long-Term Prepaid Expenses, page F-12

14. Your disclosure indicates that you paid a service fee of $8 million related to a lease discussed in note 6. Note 6 states that the lease payments are $33,330 per annum, or

approximately $1.3 million over the 40 years rent must be paid. Please address the following:

- Clarify the nature of the service fee and how this amount differs from the amount of rents to be paid.
- Tell us how you recorded the $1.6 million paid by a related party and whether this amount was paid for the service fee or advance rent payments.
- Disclose whether any further amounts are due for the service fee and when such amounts will be paid.

<u>Financial Statements</u>
<u>Vietnam Sunergy Cell Company Limited December 31, 2022 Financial Statements</u>
<u>Notes to Financial Statements</u>
<u>3. Liquidity Condition and Going Concern, page F-12</u>

15. Please clarify your statement on generating net income since year ended December 31, 2023 given the period December 31, 2023 has not yet occurred.

<u>General</u>

16. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine and the effectiveness of the Uyghur Forced Labor Protection Act (the "UFLPA"). For example, discuss whether you have or expect to:
    - suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
    - experience labor shortages that impact your business;
    - experience cybersecurity attacks in your supply chain;
    - experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine OR cotton, polysilicon, certain food products such as tomato paste, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
    - experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
    - be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
    - be exposed to supply chain risk in light of Russia's invasion of Ukraine, the effectiveness of the UFLPA. and/or related geopolitical tension or have sought to "de-globalize" your supply chain.
    Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

17.   Please revise to discuss clearly and specifically each of the corporate governance exemptions available to you as a controlled company and as a foreign private issuer and whether you intend to avail yourself of those exemptions.

18.   Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any other firm engaged in connection with BWAQ's initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the BWAQ's initial public offering.

   Please contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Will Cai